UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-40414

Skylight Health Group Inc.

(Exact name of Registrant as specified in its charter)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

The following document is attached as an exhibit hereto and is incorporated by reference herein:

Exhibit

99.1	News Release of Skylight Health Group Inc. dated May 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc. (Registrant)

Date: May 27, 2021	/s/ Pradyum Sekar
Pradyum Sekar
Chief Executive Officer and Director